Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350
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Bernard Compagnon Taylor Rafferty, London +44-20-7936-0400
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Jim Prout Taylor Rafferty, New York +1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES 2003 FIRST QUARTER RESULTS OF ITS INSURANCE SUBSIDIARIES

Luxembourg/Portugal – April 16, 2003 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today the non-audited results of its insurance subsidiaries in Portugal (Tranquilidade Group) for the first quarter of 2003.

ESFG’s insurance results in this period show a significant recovery resulting mostly from restructuring initiatives carried out both in the life and non-life activities, combined with active management of the risk and investment portfolios.

At Companhia de Seguros Tranquilidade (“Tranquilidade”), the non-life company, 2003 first quarter profits were 12.0 million Euros against a loss of 8.8 million Euros in the same period of 2002. This result reflects Tranquilidade’s return to profitability after the losses incurred in the course of 2001. The principal factor which contributed to this recovery was a significant improvement in technical margins.

This derives from the implementation of the restructuring plan initiated in 2001, and follow up on the encouraging signs already detected at year end 2002. A 45.0% increase in the technical margin before reinsurance and a 227.9% increase in the technical margin after re-insurance in the first quarter of 2003, compared with the same period last year, demonstrate the success of the increased selectivity introduced in the portfolio (total premiums declined 1.6%). This allowed the claims ratio after reinsurance to decline from 83.5% to 59.5%. A 1.9% reduction in costs was also a positive factor in Tranquilidade’s first quarter results.

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The results at Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”), the life company, showed a profit of 5.3 million Euros in the first quarter of 2003, against a loss of 15.0 million Euros in the same period of 2002. During the same period, premiums increased 24.8%, with particular emphasis on private pension plans, where premiums grew 78.1%. A significant improvement in financial results was a major contributor to Tranquilidade Vida’s recovery at the end of the first quarter 2003. These derive mostly form changes introduced in Tranquilidade Vida’s investment portfolio.

At Espírito Santo Seguros (“ESS”), the non-life bancassurance company, premiums increased 31.6% in the first quarter of 2003 against the same period of the previous year. However, claims increased by 37.7% in the same period, with particular emphasis on the motor sector. As a result, 2003 first quarter profits declined 10.3% against the profits shown in the first quarter of the previous year.

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.

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